Hypo Real Estate
GROUP

Press release

Hypo Real Estate Bank International: Successful completion of EUR 161 million financing for the acquisition and redevelopment of a 20,000 square metre office building in central Paris by The Carlyle Group

Paris/Munich, January 3rd 2006: Hypo Real Estate Bank International announces today that it has arranged a EUR 161 million acquisition and redevelopment facility for CEREP II, Carlyle's second European real estate fund. The transaction closed on December 16th 2005.

The facility will enable CEREP II to acquire and refurbish a 20,000 sq m, landmark office building in Paris' 7th arrondissement, currently occupied by the French Customs. The historical building was auctioned by the French State.

The location, on the corner of Rue de l'Université and Rue du Bac, on the edge of Paris' central business district, is ideal for both office and retail uses, and benefits from prime road and public transport links. Upon its renovation, the building will offer 14.000 sq m class A office space, 4.000 sq m ground floor retail, a 1.500 sq m staff canteen and 500 sq m archive space.

Commenting, Harin Thaker, CEO - Europe, said: "I am delighted to announce the closing of this transaction, which continues our successful relationship with Carlyle, and I am confident that this will continue in the future."

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Notes to editors:

Hypo Real Estate Group

The **Hypo Real Estate Group** (HREG) is one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely **Hypo Real Estate Holding AG** based in Munich, and three operational entities. The **Hypo Real Estate Bank International AG** (Stuttgart) combines the international real estate financing activities. The centre of competence for the German market is **Hypo Real Estate Bank AG** based in Munich. **Hypo Public Finance Bank puc** (Dublin) will combine public finance business with responsibilities for government lending, infrastructure financing, local authority project financing and forfeiting as well as for Capital Markets activities.

The Carlyle Group

The Carlyle group is one of the world's largest global private investment firms, managing committed capital of more than 26 $ Bn (EUR 21.5 Bn) through buyout, venture, high yield and real estate funds in the US, Europe and Asia. Carlyle's Funds investors are public and corporate pension funds, banks, insurance companies and high net-worth individuals. To date Carlyle has invested more than 13.4 $ Bn (EUR 11 Bn) of equity in over 398 corporate and real-estate transactions. Carlyle is present in real-estate since 1993. The European real-estate team has been in place since 2001 and has a special focus on France, Italy and Germany.

Hypo Real Estate
GROUP

Press release

Hypo Real Estate Capital Corporation closes $167.1 million first mortgage for the acquisition and conversion of 574-unit condominium complex in La Jolla, California

New York, Munich, December 22nd 2005: – Hypo Real Estate Capital Corporation ("HRECC") – the New York-based subsidiary of Hypo Real Estate Bank International and one of the leading financial institutions in the United States commercial real estate industry – closed an 18-month, $167.1 million first mortgage on December 15 to Montecito Regents, LLC, for the acquisition and conversion of a 574-unit condominium complex in La Jolla, California.

Completed in 2000, Regents La Jolla is a 574-unit residential complex located on eight acres in the University Town Center area of La Jolla, the premiere submarket of the greater San Diego area. Regents La Jolla boasts numerous amenities, including a 12,000-square-foot clubhouse, full-time concierge services, communal kitchen and sports bar, TV room, fitness center, two resort-style pools and ten-screen, stadium-style movie theater. Each unit features private balconies, private alarm systems, wood-burning fireplaces, walk-in closets, top end appliances and high-speed Ethernet access.

"We are extremely proud to again represent Montecito in a major conversion project," said Evan F. Denner, Deputy CEO of Hypo Real Estate Capital Corporation. "This transaction is a reflection of our expertise in servicing the residential market."

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Notes to editors:

About Hypo Real Estate Capital Corporation
Hypo Real Estate Capital Corporation, a subsidiary of Hypo Real Estate Bank International, is one of the leading lenders in the United States commercial real estate marketplace. Hypo Real Estate Capital provides innovative financial solutions for a prestigious client base throughout the U.S. Over the last five years the firm has closed more than $22 billion in construction, fixed rate, floating rate and mezzanine loans. Headquartered in New York, Hypo Real Estate Capital is active in all markets across the U.S.

Press contact:
Oliver Gruss
Phone: +49 (0) 89 203007 781
Fax: +49 (0) 89 203007 772
E-mail: oliver.gruss@hyporealestate.com

Hypo Real Estate
GROUP

Press release

Hypo Real Estate Bank International: Successful completion of EUR 59 million financing for the acquisition of Docks Lyonnais by Artemis

Paris/Munich: December 21st 2005: Hypo Real Estate Bank International announces that it has provided a EUR 59 million acquisition financing facility for Artemis, a joint venture between Shaftesbury and UBS Continental Property Fund, to acquire Docks Lyonnais, a real estate company listed on the Euronext. The transaction closed on 20th October 2005.

The funding is used to acquire 75% of Docks Lyonnais from the controlling shareholders, and finance the Public Tender Offer.

Docks Lyonnais is a Euronext listed property company with assets mostly located in Lyon. Artemis' strategy is to convert Docks Lyonnais into a high dividend yielding SIIC, and to significantly and rapidly grow the Company.

Commenting, Harin Thaker, CEO - Europe, said: "I am delighted that Hypo Real Estate Bank International was selected to work with Artemis on this project, which reaffirms our abilities in pan-European financing, and highlights our place at the centre of the European property industry, including in the listed sector."

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich